

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Eva Yuk Yin Siu
Chairlady of the Board & CEO
Neo-Concept International Group Holdings Ltd
10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong
Kowloon, Hong Kong

> **Re: Neo-Concept International Group Holdings Ltd**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 1, 2023**
> **CIK Number 0001916331**

Dear Eva Yuk Yin Siu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted February 1, 2023

Related Party Transactions, page 100

1.   Please update your disclosure to reflect any transactions with related parties up to the date of the prospectus.

Index to Consolidated Financial Statements, page F-1

2.   We note from the cover page that this is your initial public offering and that prior to this offering there has been no public market for your Ordinary Shares. Please tell us how you considered the guidance in Item 8.A.4 of Form 20-F and the instructions relating to that Item when updating your financial statements. To the extent you are able to make the representations outlined in the guidance and intend to comply with the 15-month update requirement, please file the required representations as an exhibit to the registration statement.

Schedule 1 - Parent Only Financial Information, page S-1

3.   Revise to briefly explain why the condensed parent company only financial information is expressed in United States dollars. Tell us why the amount presented here for Ordinary Shares of the parent company is different from the US$1,118 shown on the interim consolidated balance sheet on page F-29, or revise to resolve the inconsistency.

   You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing